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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 1-4085
                                                                       --------

(Check One): / / Form 10-K / / Form 20-F / / Form 11-K /X/ Form 10-Q
/ / Form N-SAR

For Period Ended: September 30, 2001

/ / Transition Report on Form 10-K
/ / Transition Report on Form 11-K
/ / Transition Report on Form 20-F
/ / Transition Report on Form 10-Q
/ / Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full name of registrant: POLAROID  CORPORATION

Former name if applicable:

Address of principal executive office: 784 MEMORIAL DRIVE

City, state and zip code:              CAMBRIDGE, MASSACHUSETTS 02139

PART II -- RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

/ / a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/ / b. The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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/ / c. The accountant's statement or other exhibit required by Rule 12b-25 (c)
       has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

On October 12, 2001, Polaroid Corporation ("Polaroid"), a Delaware corporation and twenty of its subsidiaries incorporated in the United States (collectively, the "Debtors") filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States
Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). The
Debtors will continue to manage their properties and operate their businesses as "debtors-in possession" under the jurisdiction of the Bankruptcy Court and in accordance with the provisions of the Bankruptcy Code.

On November 14, 2001, Polaroid announced that it has not yet finalized a plan of reorganization and, in light of the Debtors' current financial condition, it is unlikely that there will be any recovery for Polaroid's common stockholders (or holders of other common stock acquisition rights) in any such plan.

Upon the Debtors' exit from the bankruptcy process, Polaroid expects to have undergone material changes (including to its capital structure) as to require disclosures in its quarterly report on Form 10-Q that Polaroid is unable to determine in order for such report to be accurate. In light of these circumstances, Polaroid has been unable to prepare its quarterly report on Form 10-Q for the period ended September 30, 2001.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

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
    Louise L. Cavanaugh               781              386-2000
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    (Name)                         (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 /X/ Yes / /No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 /X/ Yes / / No

Polariod's quarterly report on Form 10Q for the period ended September 30, 2001 has not been finalized, however, Polaroid expects that its results of operations for the quarter ended September 30, 2001 will show a significant decline from the corresponding quarter of the previous fiscal year.


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These estimated results are not intended to be indicative of Polaroid's current or future financial results. The above disclosure contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are identified by the use of forward-looking terminology such as MAY, WILL, COULD, SHOULD, EXPECT, ANTICIPATE, INTEND, PLAN, ESTIMATE, APPROXIMATELY OR CONTINUE or the negative thereof or other variations thereof. Forward-looking statements are necessarily based on various assumptions and estimates and are inherently subject to various risks and uncertainties, including risks and uncertainties relating to the possible invalidity of the underlying assumptions and estimates.

                              Polaroid Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2001   By: /S/ William L. Flaherty
                              -------------------------------------------------
                              William L. Flaherty, Executive Vice President and Chief Financial Officer